NATIXIS

Frais Généraux
Jean-Marc PAGE

Destinataire : Natixis Paiement
Mourhad HAMROUNI
Tharoua ALJANE
Valerie LE NAGARD
Diane GAMBIER

Le 02/03/2026

Dossier 23/01536 P10151096014

Objet : DEMANDE DE VIREMENT

Madame, Monsieur,
Par le débit du compte n° **589 0491 3 EUR** nous vous demandons de transférer, **sans frais** pour le bénéficiaire, la somme de :

EUR **1 999 091.00**

Donneur d'ordre : FI-CPTA-REPORTING SOCIAL

Bénéficiaire : TRESORERIE PARIS AMENDES 1ERE DIVISION

Adresse : 15 rue Maryse Hilsz
75979 PARIS CEDEX 20

Banque : BANQUE DE FRANCE

IBAN : FR76 3000 1000 6464 8900 0000 089

SWIFT : BDFEFRPPCCT

Objet à indiquer : NATIXIS SA P10151096014 **1 999 091.00 EUR**

Remerciements.

Jean-François CHANSOU

Jean-Marc PAGE